UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No. 7)*

                                  ACCEL International Corporation
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                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
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                                  (Title of Class of Securities)

                                            004299 10 3
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                         December 11, 1996
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                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /   /.  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Ranger, Inc.
        52-1488240

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/    /
                                                            (b)/ x /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)/    /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                7      SOLE VOTING POWER
                       -0- shares
NUMBER OF
   SHARES       8      SHARED VOTING POWER
BENEFICIALLY           -0- shares
 OWNED BY
      EACH      9      SOLE DISPOSITIVE POWER
REPORTING              -0- shares
   PERSON
     WITH      10      SHARED DISPOSITIVE POWER
                       -0- shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0- shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    /   /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14      TYPE OF REPORTING PERSON*
        CO, HC

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           AMENDMENT NO. 7 TO STATEMENT ON SCHEDULE 13D

        The reporting person hereby amends in part its Statement on Schedule 13D dated February 15, 1991 (the "Schedule 13D") as amended by Amendment No. 1 thereto, dated December 1, 1992, Amendment No. 2 thereto, dated February 26, 1993, Amendment No. 3 thereto, dated December 29, 1993, Amendment No. 4 thereto, dated February 3, 1995, Amendment No. 5 thereto, dated April 17, December 15 and December 28, 1995, and Amendment No. 6 thereto, dated September 5 and September 20, 1996, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only the portions of the information previously reported that have changed since the prior filing.

Item 3.  Source and Amount of Funds or Other Consideration.

        On December 11, 1996, the reporting person disposed of the total 692,037 shares of Common Stock it owned of record in private sales to the following in the indicated amount:

                                  No. of Shares of          Aggregate
        Purchaser             Common Stock Purchased        Price Paid

        Rhoda L. Chase             378,736                 $1 ,088,866.00
        Arnold L. Chase            153,882                 $   442,410.75
        The Darland Trust          159,419                 $   458,329.63

All sales were made at a price of $2.875 per share of Common Stock.

Item 4.  Purpose of Transaction.

        The reporting person no longer maintains beneficial ownership over any shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

               (a)     (i)    As of the date hereof, the reporting person may
               be deemed to own beneficially 0 shares of Common Stock, or 0% of the 8,603,742 shares of Common Stock outstanding as of September 30, 1996.

                       (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any of the (1) 5,350 shares of Common Stock or less than 0.1% of the shares of Common Stock outstanding as of September 30, 1996 owned by Sandra M. Chase, the spouse of Arnold L. Chase, or (2) 2,000,000 shares of Common Stock, or 23.2% of the shares of Common Stock outstanding as of September 30, 1996 owned by Rhoda L. Chase, the spouse of David T. Chase, (3) 1,167,824 shares of Common Stock or 13.6% of the shares of Common Stock outstanding as of September30, 1996 owned by Arnold L. Chase, son of David T. Chase and Rhoda
               L. Chase, (4)1,167,824 shares of Common Stock or 13.6% of the shares of Common Stock outstanding as of September 30, 1996 owned by The Darland Trust for which Rothschild Trust Cayman Limited serves as trustee and in which Cheryl Chase, daughter of David T. Chase and Rhoda L. Chase, is a beneficiary, or (5) 335,000 shares of Common Stock or 3.9% of the shares of Common Stock outstanding as of September 30, 1996 owned by Insurance Holdings, a limited partnership in which Chase Insurance Corporation is the general partner and Rhoda L. Chase, Sandra M. Chase and CCF Family Trust are limited partners.

               (b) The reporting person does not have sole power to vote, direct the voting, dispose, or direct the disposition, of any shares of Common Stock since it is no longer a beneficial owner.

               (c) No transactions involving the reporting person have occurred during the past sixty days except as described in Item 3 above.

               (e) On December 11, 1996, the reporting person ceased to be a beneficial owner of more than 5% of the shares of Common Stock.

                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:    December 24, 1996                   American Ranger, Inc.



                                                By: /s/ Cheryl Chase
                                              Name: Cheryl Chase
                                              Title: Executive Vice President